UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549
____________________

SCHEDULE 13D
Under the Securities Exchange Act of 1934
____________________

ASI TECHNOLOGY CORPORATION
 (Name of Issuer)

Common Stock, par value $0.02 per share
 (Title of Class of Securities)

00208C103
(CUSIP Number)

Robyne J. Brooks
3286 Brentwood Street
Las Vegas, Nevada 89121
_____________________________________________________________
 (Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

January 26, 2007 (See Item 3)
 (Date of Event which Requires Filing of This Statement)
____________________

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [___].

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act” or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP # 00208C103		Page 2 of 4

SCHEDULE 13D

CUSIP No. 131916108
1.	NAMES OF REPORTING PERSON Robyne J. Brooks
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS* PF
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER	1,220,000 shares
	8.	SHARED VOTING POWER	0 shares
	9.	SOLE DISPOSITIVE POWER	1,220,000 shares
	10.	SHARED DISPOSITIVE POWER	0 shares
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,220,000 shares
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13.	14.1%
14.	IN

CUSIP # 00208C103	Page 3 of 4

Item 1.	Security and Issuer

Title of Class of Equity Securities: Common Stock, $0.02 par value per share

	Issuer:	ASI Technology Corporation 980 American Pacific Drive, Suite 111 Henderson, Nevada 89014

Item 2.	Identity and Background

	(a)	Robyne J. Brooks
	(b)	3286 Brentwood Street, Las Vegas, Nevada 89121
	(c)	Self-employed real estate investor
	(d)	Not applicable
	(e)	Not applicable
	(f)	United States

Item 3.	Source and Amount of Funds or Other Consideration

The securities were purchased by the Reporting Person from the Issuer for cash in a private placement and due to administrative error the transaction was not previously reported on Schedule 13D. A total of 900,000 shares are held by the RBT Revocable Trust and 320,000 shares are held by The Robyn J. Brooks Trust both for which the Reporting Person is the sole trustee. The shares of common stock were sold and issued by the Issuer with a restrictive legend and have not been subject to any transaction by the Reporting Person and retain the restrictive legend as of the filing date of this report. The Reporting Person has not purchased or sold any other shares of common stock of the Issuer since the original purchase of the subject shares. All shares acquired were with the personal funds of the Reporting Person.

Item 4.	Purpose of Transaction

The shares of beneficial interest deemed to be beneficially owned by the Reporting Person is held for investment purposes. The Reporting Person does not have any plan or proposal, which relates to, or would result in, any of the actions enumerated in Item 4 of the instructions to the Schedule 13D. The Reporting Person reserves the rights to acquire additional shares, dispose of all or some of the shares from time to time, or continue to hold the shares.

Item 5.	Interest in Securities of the Issuer

	(a)	1,220,000, 14.1%
	(b)	1,220,000, 14.1%
	(c)	None
	(d)	None
	(e)	Not applicable

Item 6.	Contracts, Arrangements, Understandings or Relationships with respect to Securities of the Issuer.

None

Item 7.	Materials to be Filed as Exhibits

None

CUSIP # 00208C103	Page 4 of 4

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 8, 2010	/s/ Robyne J. Brooks
Robyne J. Brooks